

July 14, 2017

Michael D. Step
Chief Executive Officer
Ritter Pharmaceuticals, Inc.
1880 Century Park East #1000
Los Angeles, CA 90067

      Re: Ritter Pharmaceuticals, Inc.
          Registration Statement on Form S-1
          Filed July 3, 2017
          File No. 333-219147

Dear Mr. Step:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Cover Page

1.   Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, revise your registration statement to disclosure the number of units you are registering, rather than registering a dollar amount. Please include all other information not covered by Rule 430A in a pre-effective amendment.

2.   Please tell us whether the recent market price set forth on the cover page of the prospectus will be used to determine the offering price. If you will not use the recent market price to set the offering price, then please include disclosure on the cover page

indicating the factors that will be used to determine the offering price. For example, if the offering price will be determined through negotiations with the underwriters please include this information on the cover page.

Incorporation of Information by Reference, page 104

3.   Please specifically incorporate your definitive proxy statement by reference into the registration statement. For further guidance, please refer to Item 12(a)(2) of Form S-1.

General

4.   Your registration fee should be calculated based on the offering price of the units and the exercise price of the warrants, with the fee being allocated to the common stock. Please revise your fee table accordingly. For further guidance, please refer to Securities Act Rules C&DIs 240.05 and 240.06 available on the Commission's website.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any questions.

                                                                Division of Corporation Finance
                                                                Office of Healthcare & Insurance

cc: Aron Izower